SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Crown Castle International Corp.

(Name of issuer)

Common Stock, $.01 par value

(Title of class of securities)

228227104

(CUSIP number)

SPO Partners & Co.

591 Redwood Highway, Suite 3215

Mill Valley, California 94941

(415) 383-6600

with a copy to:

Alison S. Ressler Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, CA 90067 (310) 712-6600

(Name, address and telephone number of person authorized to receive notices and communications)

June 18, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228227104
1	Name of Reporting Person: SPO Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): ☐
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 28,945,782(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 28,945,782(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,945,782(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row 11: 9.96%
14	Type of Reporting Person: PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP No. 228227104
1	Name of Reporting Person: SPO Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): ☐
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 28,945,782(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 28,945,782(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,945,782(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row 11: 9.96%
14	Type of Reporting Person: PN

(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2)	Power is exercised through its corporate general partner, SPO Advisory Corp.

CUSIP No. 228227104
1	Name of Reporting Person: San Francisco Partners, L.P.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): ☐
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,251,700(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 1,251,700(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,251,700(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row 11: 0.43%
14	Type of Reporting Person: PN

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP No. 228227104
1	Name of Reporting Person: SF Advisory Partners, L.P.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): ☐
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,251,700(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 1,251,700(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,251,700(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row 11: 0.43%
14	Type of Reporting Person: PN

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.
(2)	Power is exercised through its corporate general partner, SPO Advisory Corp.

CUSIP No. 228227104
1	Name of Reporting Person: SPO Advisory Corp.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): ☐
6	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 30,197,482(1)(2)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 30,197,482(1)(2)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,197,482(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row 11: 10.39%
14	Type of Reporting Person: CO

(1)	Solely in its capacity as the general partner of SPO Advisory Partners, L.P. with respect to 28,945,782 of such shares; and solely in its capacity as the general partner of SF Advisory Partners, L.P. with respect to 1,251,700 of such shares.
(2)	Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and Edward H. McDermott.

CUSIP No. 228227104
1	Name of Reporting Person: Bill & Susan Oberndorf Foundation
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): ☐
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 5,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 5,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: CO

**	Denotes less than.
(1)	Power is exercised through its two directors: William E. Oberndorf and Susan C. Oberndorf.

CUSIP No. 228227104
1	Name of Reporting Person: The John H. Scully Living Trust, dated 10/1/03
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): ☐
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 282,377(1)
	8	Shared Voting Power: 230,800(2)
	9	Sole Dispositive Power: 282,377(1)
	10	Shared Dispositive Power: 230,800(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 513,177(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row 11: 0.18%
14	Type of Reporting Person: OO

(1)	Power is exercised through its trustee, John H. Scully.
(2)	Of these shares, 230,800 shares may be deemed to be beneficially owned by The John H. Scully Living Trust, dated 10/1/03 solely in its capacity as one of the general partners of Netcong Newton Partners, L.P.

CUSIP No. 228227104
1	Name of Reporting Person: Netcong Newton Partners, L.P.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 230,800(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 230,800(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 230,800(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: PN

**	Denotes less than.
(1)	Power is exercised through one of its general partners, the John H. Scully Living Trust, dated 10/1/03.

CUSIP No. 228227104
1	Name of Reporting Person: Phoebe Snow Foundation, Inc.
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): ☐
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 685,200(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 685,200(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 685,200(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row 11: 0.24%
14	Type of Reporting Person: CO

(1)	Power is exercised through its controlling person, sole director and executive officer, John H. Scully.

CUSIP No. 228227104
1	Name of Reporting Person: John H. Scully
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): ☐
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,244,877(1)
	8	Shared Voting Power: 30,428,282(2)
	9	Sole Dispositive Power: 1,244,877(1)
	10	Shared Dispositive Power: 30,428,282(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,673,159(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row 11: 10.89%
14	Type of Reporting Person: IN

(1)	Of these shares, 277,300 shares are held in the John H. Scully Individual Retirement Accounts, which are self-directed, 685,200 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, sole director and executive officer of Phoebe Snow Foundation, Inc., and 282,377 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as the trustee for The John H. Scully Living Trust, dated 10/1/03.
(2)	Of these shares, 30,197,482 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp., and 230,800 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as a trustee for one of the general partners of Netcong Newton Partners, L.P.

CUSIP No. 228227104
1	Name of Reporting Person: William E. Oberndorf
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: PF and Not Applicable
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): ☐
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 1,379,800(1)
	8	Shared Voting Power: 30,652,482(2)
	9	Sole Dispositive Power: 1,379,800(1)
	10	Shared Dispositive Power: 30,652,482(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 32,032,282(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row 11: 11.02%
14	Type of Reporting Person: IN

(1)	979,800 of such shares are held in William E. Oberndorf’s Individual Retirement Accounts, which are self-directed, 350,000 of such shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as sole general partner of Oberndorf Family Partners, a family partnership, and 50,000 of such shares are owned by Mr. Oberndorf solely in his capacity as trustee for the account of his children.
(2)	Of these shares, 30,197,482 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of three controlling persons of SPO Advisory Corp., 5,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of the directors of Bill & Susan Oberndorf Foundation, a family foundation, and 450,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a trustee of the William & Susan Oberndorf Trust, dated 10/19/98.

CUSIP No. 228227104
1	Name of Reporting Person: William and Susan Oberndorf Trust, dated 10/19/98
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 450,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 450,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 450,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row 11: 0.15%
14	Type of Reporting Person: OO

(1)	Power is exercised through its trustees, William E. Oberndorf and Susan C. Oberndorf.

CUSIP No. 228227104
1	Name of Reporting Person: Edward H. McDermott
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): ☐
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 12,400(1)
	8	Shared Voting Power: 30,197,482(2)
	9	Sole Dispositive Power: 12,400(1)
	10	Shared Dispositive Power: 30,197,482(2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,209,882(1)(2)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row 11: 10.39%
14	Type of Reporting Person: IN

(1)	2,400 of such shares are held in Mr. McDermott’s Individual Retirement Accounts, which are self-directed and 10,000 of such Shares are held in Mr. McDermott’s individual account.
(2)	Of these shares, 30,197,482 shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 228227104
1	Name of Reporting Person: Kurt C. Mobley
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): ☐
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 61,120(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 61,120(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 61,120(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

**	Denotes less than.
(1)	Includes 20,000 shares beneficially owned solely in his capacity as the sole general partner of Cannonball Creek L.P., a family partnership, 30,000 shares held in his individual retirement account and 11,120 shares held directly by Kurt C. Mobley.

CUSIP No. 228227104
1	Name of Reporting Person: Betty Jane Weimer
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): ☐
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 18,000
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 18,000
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

**	Denotes less than.

CUSIP No. 228227104
1	Name of Reporting Person: Eli J. Weinberg
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 960
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 960
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 960
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row 11: **0.1%
14	Type of Reporting Person: IN

**	Denotes less than.

CUSIP No. 228227104
1	Name of Reporting Person: Oberndorf Family Partners
2	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds: WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f): ☐
6	Citizenship or Place of Organization: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power: 350,000(1)
	8	Shared Voting Power: -0-
	9	Sole Dispositive Power: 350,000(1)
	10	Shared Dispositive Power: -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 350,000(1)
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row 11: 0.12%
14	Type of Reporting Person: PN

(1)	Power is exercised through its sole general partner, William E. Oberndorf.

This Amendment No. 7 (the “Amendment”) amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on August 5, 2002, as amended on August 13, 2002, February 13, 2003, February 20, 2003, March 5, 2003, June 25, 2003 and July 5, 2007. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D, as amended.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated in its entirety as follows:

(a) The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), Bill & Susan Oberndorf Foundation, a California corporation (“O Foundation”), The John H. Scully Living Trust, dated 10/1/03 (“JHS Living Trust”), Netcong Newton Partners, L.P., a California limited partnership (“NNP”), Phoebe Snow Foundation, Inc., a California corporation (“PS Foundation”), John H. Scully (“JHS”), William E. Oberndorf (“WEO”), the William and Susan Oberndorf Trust, dated 10/19/98 (“Oberndorf Trust”), Edward H. McDermott (“EHM”), Kurt C. Mobley (“KCM”), Betty Jane Weimer (“BJW”), Eli J. Weinberg (“EJW”) and Oberndorf Family Partners (“OFP”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., O Foundation, JHS Living Trust, NNP, PS Foundation, JHS, WEO, Oberndorf Trust, EHM, KCM, BJW, EJW and OFP are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

The original 13D listed William J. Patterson (“WJP”) and the Elizabeth R. & William J. Patterson Foundation (the “Patterson Foundation”) as “Reporting Persons.” William J. Patterson passed away on September 24, 2010. As a result, Mr. Patterson and the Elizabeth R. & William J. Patterson Foundation are no longer “Reporting Persons” for all purposes under this Amendment and the Original 13D.

The original 13D listed Cranberry Lake Partners, L.P., a California limited partnership (“CLP”) as a “Reporting Person.” CLP terminated as a partnership and, as a result, is no longer a “Reporting Person” for all purposes under this Amendment and the Original 13D.

The original 13D listed Brian Scully (“BS”), Vincent Scully (“VS”), George Markov (“GM”) and Lavanya Ashok (“LA”) as “Reporting Persons.” Each of BS, VS, GM and LA are no longer affiliated with the Reporting Persons. As a result, each of BS, VS, GM and LA are no longer “Reporting Persons” for all purposes under this Amendment and the Original 13D.

All references to WJP, the Patterson Foundation, CLP, BS, VS, GM and LA in Item 2(b)-(c) are hereby deleted in their entirety.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used or to be used by the Reporting Persons to purchase the Shares are as follows:

Name	Source of Funds	Amount of Funds
SPO	Contributions from Partners	$200,476,004	(2)
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	$0	(3)
SPO Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
O Foundation	Contributions from Shareholders	$0	(4)
JHS Living Trust	Not Applicable	$0	(5)
NNP	Contributions from Partners	$4,915,214
PS Foundation	Contributions from Shareholders	$0	(6)
JHS	Personal Funds(1)	$0	(7)
WEO	Personal Funds(1)	$2,687,477	(8)
Oberndorf Trust	Personal Funds(1)	$10,709,057

EHM	Personal Funds(1)	$268,856	(9)
KCM	Personal Funds(1)	$112,770	(10)
BJW	Personal Funds(1)	$60,300
EJW	Personal Funds(1)	$27,723
OFP	Contributions from Partners	$1,410,500

(1)	As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, holding, trading or voting the Shares.
(2)	Net of proceeds of $248,880,338.
(3)	Net of proceeds of $10,913,823.
(4)	Net of proceeds of $1,760,375.
(5)	Net of proceeds of $12,313,877.
(6)	Net of proceeds of $21,412,776.
(7)	Net of proceeds of $4,290,276.
(8)	Net of proceeds of $1,766,573.
(9)	Net of proceeds of $3,948.
(10)	Net of proceeds of $112,920.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 290,756,111 total outstanding shares of Common Stock, as reported on the Issuer’s 10-Q filed with the SEC on November 5, 2010.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 28,945,782 Shares, which constitutes approximately 9.96% of the outstanding Shares.

SPO Advisory Partners

Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 28,945,782 Shares, which constitutes approximately 9.96% of the outstanding Shares.

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,251,700 Shares, which constitutes approximately 0.43% of the outstanding Shares.

SF Advisory Partners

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,251,700 Shares, which constitutes approximately 0.43% of the outstanding Shares.

SPO Advisory Corp.

Because of its positions as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 30,197,482 Shares in the aggregate, which constitutes approximately 10.39% of the outstanding Shares.

O Foundation

The aggregate number of Shares that O Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

JHS Living Trust

Because of its position as one of the general partners of NNP, JHS Living Trust may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 513,177 Shares, which constitutes approximately 0.18% of the outstanding Shares.

NNP

The aggregate number of Shares that NNP owns beneficially, pursuant to Rule 13d-3 of the Act, is 230,800 Shares, which constitutes less than 0.1% of the outstanding Shares.

PS Foundation

The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 685,200 Shares, which constitutes approximately 0.24% of the outstanding Shares.

JHS

Individually, and because of his positions as a control person of SPO Advisory Corp., trustee for JHS Living Trust, which serves as one of the general partners of NNP, and controlling person, sole director and officer of PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 31,673,159 Shares, which constitutes approximately 10.89% of the outstanding Shares.

WEO

Individually, and because of his positions as a control person of SPO Advisory Corp. and O Foundation, sole general partner of Oberndorf Family Partners, trustee of the William and Susan Oberndorf Trust, dated 10/19/98 and trustee for the account of his children, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 32,032,282 Shares in the aggregate, which constitutes approximately 11.02% of the outstanding Shares.

Oberndorf Trust

The aggregate number of Shares that Oberndorf Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 450,000, which constitutes approximately 0.15% of the outstanding Shares.

EHM

Individually, and because of his positions as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 30,209,882 Shares in the aggregate, which constitutes approximately 10.39% of the outstanding Shares.

KCM

The aggregate number of shares that KCM owns beneficially, pursuant to Rule 13d-3 of the Act, is 61,120 Shares, which constitutes less than 0.1% of the outstanding Shares.

BJW

The aggregate number of shares that BJW owns beneficially, pursuant to Rule 13d-3 of the Act, is 18,000 Shares, which constitutes less than 0.1% of the outstanding Shares.

EJW

The aggregate number of shares that EJW owns beneficially, pursuant to Rule 13d-3 of the Act, is 960 Shares, which constitutes less than 0.1% of the outstanding Shares.

OFP

The aggregate number of shares that OFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 350,000, which constitutes approximately 0.12% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b)

SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 28,945,782 Shares.

SPO Advisory Partners

Acting through its general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 28,945,782 Shares.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,251,700 Shares.

SF Advisory Partners

Acting through its general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,251,700 Shares.

SPO Advisory Corp.

Acting through its controlling persons and in its capacities as the general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 30,197,482 Shares in the aggregate.

O Foundation

Acting through its controlling persons, O Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,000 Shares.

JHS Living Trust

Acting through its trustee and in its capacity as one of the general partners of NNP, JHS Living Trust may be deemed to have shared power to direct the vote and to dispose or to direct the disposition of 230,800 Shares held by NNP in the aggregate. Acting through its trustee, JHS Living Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 282,377 Shares.

NNP

Acting through its general partners, NNP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 230,800 Shares.

PS Foundation

Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 685,200 Shares.

JHS

As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and EHM to vote or to direct the vote and to dispose or to direct the disposition of 30,197,482 Shares held by SPO and SFP, in the aggregate. Because of his positions as the trustee for JHS Living Trust, which serves as one of the general partners of NNP, JHS may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 230,800 Shares held by NNP. Because of his positions as the trustee for JHS Living Trust, JHS may be deemed to have sole power to vote or to direct the vote and to dispose or to direct the disposition of 282,377 Shares held by JHS Living Trust. In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 277,300 Shares held in the John H. Scully Individual Retirement Accounts, which are self-directed individual retirement accounts, and 685,200 shares held by the PS Foundation, for which JHS is the controlling person, sole director and officer.

WEO

As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and EHM to vote or to direct the vote and to dispose or to direct the disposition of 30,197,482 Shares held by SPO and SFP in the aggregate. WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 450,000 Shares held in the Oberndorf Trust and 5,000 Shares held by O Foundation. Individually, and because of his position as the sole general partner of OFP, a family partnership, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 350,000 shares held by OFP, 979,800 Shares held in Mr. Oberndorf’s Individual Retirement Accounts, which are self directed, and 50,000 Shares held in account for his children.

Oberndorf Trust

Acting through its trustees, Oberndorf Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 450,000 Shares in the aggregate.

EHM

As one of three controlling persons of SPO Advisory Corp., which is the general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 30,197,482 Shares held by SPO and SFP in the aggregate. Individually, EHM has the sole power to vote or to direct the vote and to dispose or direct the disposition of 12,400 Shares.

KCM

KCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 61,120 Shares.

BJW

BJW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 18,000 Shares.

EJW

EJW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 960 Shares.

OFP

OFP has the sole power to vote or to direct the vote and to dispose or direct the disposition of 350,000 Shares.

(c) Within the past 60 days of the date of this statement, the Reporting Persons disposed of Shares in open market transactions on the New York Stock Exchange and via transfers and gifts as set forth on Schedule I attached hereto.

Except as set forth in this paragraph (c) and on Schedule I attached hereto, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares within the past 60 days of the date of this statement.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Shares owned by such Reporting Person.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit	Document Description

A	Agreement pursuant to Rule 13d-1(k)

B	Power of Attorney (previously filed)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 30, 2010

By:	/S/ KIM M. SILVA
Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)

SPO ADVISORY PARTNERS, L.P. (1)

SAN FRANCISCO PARTNERS, L.P. (1)

SF ADVISORY PARTNERS, L.P. (1)

SPO ADVISORY CORP. (1)

BILL & SUSAN OBERNDORF FOUNDATION (1)

THE JOHN H. SCULLY LIVING TRUST, DATED 10/1/03 (1)

NETCONG NEWTON PARTNERS, L.P. (1)

PHOEBE SNOW FOUNDATION, INC. (1)

JOHN H. SCULLY (1)

WILLIAM E. OBERNDORF (1)

WILLIAM AND SUSAN OBERNDORF TRUST, DATED 10/19/98 (1)

EDWARD H. MCDERMOTT (1)

KURT C. MOBLEY (1)

BETTY JANE WEIMER (1)

ELI J. WEINBERG (1)

OBERNDORF FAMILY PARTNERS (1)

(1)	A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has previously been filed with the Securities and Exchange Commission.

SCHEDULE I TO

SCHEDULE 13D AMENDMENT NO. 6

Reporting Person	Date of Transaction	Type	Number of Shares	Price Per Share	Where/How Transaction Effected
Bill & Susan Oberndorf Foundation	11/17/10	Sell	25,629	$41.66	Open Market/Broker
Bill & Susan Oberndorf Foundation	11/18/10	Sell	44,371	$42.26	Open Market/Broker
Kurt C. Mobley	12/9/10	Gift	3,000	NA	Gift
The John H. Scully Living Trust	12/13/10	Distribution by CLP	117,477	NA	Transfer
The John H. Scully Living Trust	12/23/10	Gift	464,000	NA	Gift
Phoebe Snow Foundation, Inc.	12/23/10	Gift	309,000	NA	Gift

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)

B	Power of Attorney (previously filed)